Golden Metropolis International Ltd.

c/o Wuxi Jincheng Curtain Wall Decoration Engineering Co., Ltd.

229 Changjiang Road East, Xinwu District

Wuxi, Jiangsu Province

People’s Republic of China 325025

September 28, 2018

Via E-Mail

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Golden Metropolis International Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed September 13, 2018

File No. 333-221955

Dear Ms. Ravitz:

We are in receipt of Staff’s comment letter dated September 25, 2018 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

General

1.	Please expand your risk factor to clearly disclose that your CFO remains employed by CAN Partners. Given that your CFO is not a full time employee, please also disclose whether you have any other employees with substantial US GAAP experience. Disclose also whether you intend to continue using your CFO’s firm to prepare your US GAAP financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the risk factor accordingly (pg 19). We also added a risk factor disclosing our reliance on our CFO with respect to financial reporting. (pg 19)

2.	Please delete the brackets around the liability and positive equity balances.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have removed the brackets.

3.	Please amend your filing to include interim financial statements and related disclosures, if applicable. Refer to Item 8.A.5 of Form 20-F for guidance.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our interim financial statements are not required for this amendment as our audit financial statements will not become stale until September 30, 2018.

4.	As previously noted, the adverse factors impacting your 12/31/17 accounts receivable portfolio do not appear to support the reduction in your allowance for doubtful accounts. At December 31, 2016 your allowance covered 19% of your gross receivables whereas in 2017 your allowance only covers 12% of gross receivables. ASC 310-10-35-4(c) requires that “The approach for determination of the allowance shall be well documented and applied consistently from period to period.” The only objective evidence that you have provided to support the decrease is the fact that a single $2.3m delinquent account was collected February 2018. Absent any negative objective evidence, the decrease may appear reasonable. However we previously communicated to you multiple adverse 2017 developments that apparently have not been incorporated into your analysis. Your proportion of receivables over 180 days old increased between 2016 and 2017. Your total receivables increased in 2017 even though your revenues decreased, indicating an obvious deterioration in the ability of your customers to meet their obligations. Nothing has been subsequently collected on $21 million of your 12/31/17 receivables. Approximately $5.5 million of your receivables have been outstanding since 2015 and prior which only leaves $2.4 million left in your allowance to cover uncollectible accounts in the remaining $59 million of your receivables portfolio. Accordingly, it does not appear that you performed a complete analysis of the requirements of ASC 310-10- 35-4 through 35-11 and correlated the objective negative evidence to the valuation of your allowance. Please complete a comprehensive analysis of the allowance for doubtful accounts and record the appropriate adjustments to your financial statements. Please ensure that you consider the guidance of ASC 250-10-45-22 through 45-24 as well as ASC 250-10-50-7 through 50-10.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have provided the following details:

As disclosed in our accounting policy, we determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical and on-going collection trends. We used a consistent approach for determination of the allowance for fiscal 2017 and 2016. The reason for the decreased coverage of the allowance for fiscal 2017 was mainly due to the effective collections during the year.

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Due to our continued efforts to improve collection, as of August 31, 2018, we have successfully collected approximately $32.7 million of accounts receivables as of December 31, 2017, the details are as follows:

Accounts Receivables	As of December 31, 2017 (A)	Bad Debt Allowance (B)	Subsequent collections up-to August 31, 2018 (C)	Bad Debt Coverage B/(A-C)
Within 90 days	$25,917,446	$1,311,905	$13,060,193	10%
91-180 days	4,232,475	211,623	2,222,016	11%
181-365 days	10,807,208	540,360	5,336,396	10%
1-2 years	9,455,213	1,304,731	2,708,381	19%
Above 2 years	14,247,495	4,567,764	9,361,677	94%
Total	$64,659,837	$7,936,383	$32,688,663	25%

In terms of bad debt coverage, as indicated in the above table, for approximately $4.8 million (approximately $14.2M as of December 31, 2017 minus approximately $9.4M of subsequent collections) of uncollected receivables that are above 2 years, we provided for a bad debt allowance of approximately $4.6 million. For the remaining uncollected balance of $27.2 million ($64.7M - $32.7M - $4.8M) which was within 2 years, we provided for a bad debt allowance of approximately $3.3 million (approximately $7.9M total bad debt allowance minus approximately $4.6M of bad debt allowance for receivables above 2 years).

We are confident that the outstanding balances, especially for the balances within 2 years, should be collectible if we continue to enforce our collection procedures which has proved to be effective based on current collection results.

Please kindly take the subsequent collections into your consideration to determine the sufficiency of the bad debt allowance of approximately $7.94 million, which was based on our best estimate at that time. We will revise the allowance for doubtful accounts of December 31, 2017 if you still believe the analysis is not sufficient or completed.

5.	Please provide an updated auditor consent in the amended filing.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have filed an updated auditor consent as Exhibit 23.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

Golden Metropolis International Limited

By:	/s/ Minpei Zha
Name:	Minpei Zha
Title:	Chief Executive Officer

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